Annex A

Transactions in Class A Common Stock

The following table sets forth all the purchases of shares of Class A Common Stock effected between May 7, 2026 and May 8, 2026 by The Telco Holding Trust. All such transactions were effected in the open market through brokers and the price per share is net of commissions.

Reporting Person	Trade Date	Number of shares of Class A Common Stock	Trade Price (1)	Buy/Sell	Execution Type
The Telco Holding Trust.	5/7/2026	148,756	$30.50	Buy	Nasdaq
The Telco Holding Trust	5/8/2026	150,000	$29.98	Buy	Nasdaq